April 15, 2013

Via EDGAR

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Emissions Solutions, Inc., a Delaware corporation (“Registrant”)
Registration Statement on Form S-4
Filed March 25, 2013
File No. 333-187505

Dear Mr. Ingram:

On behalf of the Registrant, we respond as follows to your letter dated April 10, 2013 relating to the Registrant’s Registration Statement on Form S-4 (333-187505) filed on March 25, 2013 (“Registration Statement”).

Please note that, for the Staff’s convenience, we have recited the Staff’s comment in italicized text and provided our response immediately thereafter.

Where You Can Find More Information, page 61

1. Please revise your registration statement to list all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your annual report. We note in particular the Form 8-Ks that have been filed by ADA-ES and Advanced Emissions Solutions since December 31, 2012. See Item 11(a)(2) of Form S-4. Please also note that you must file a pre-effective amendment incorporating any Exchange Act reports filed between now and the date of effectiveness, or, in the alternative, you may include the language contained in Question 123.05 of the Compliance and Disclosure Interpretations for Securities Act Forms.

The Registrant amended the Registration Statement to list all reports filed pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), since the end of the fiscal year ended December 31, 2012. The Registrant also amended

1900 Wazee Street, Suite 300, Denver, CO 80202        :        Main.    303.295.9700        :        Fax. 303.295.9701        :        www.shblegal.com

the Registration Statement to include the language contained in Question 123.05 of the Compliance and Disclosure Interpretations for Securities Act Forms to incorporate any Exchange Act reports filed between now and the date of effectiveness.

I believe that this responds to and resolves the Staff’s comment. Please do not hesitate to contact me if you have any further questions or comments regarding the Registration Statement. I can be reached by telephone at 303-295-9707.

Sincerely,

/s/ Julie A. Herzog
Julie A. Herzog

cc:	Mark H. McKinnics and Christine B. Amrhein
ADA-ES, Inc.